EXHIBIT 23.1

NOVUS ROBOTICS INC.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7
telephone (905) 672-7669

August 16, 2013

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Kevin L. Vaughn, Accounting Branch Chief David Burton, Staff Accountant Jay Webb, Reviewing Accountant

Re:	Novus Robotics Inc. Form 10-K for Year Ended December 31, 2012 Filed April 12, 2013 File No. 000-53006

To Whom It May Concern:

On behalf of Novus Robotics, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated July 26, 2013 (the “SEC Letter”) regarding the Annual Report on Form 10-K (the "Annual Report").

Form 10-K for the year ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 34

1.           Please be advised that the audit report from De Joya Griffith & Company, LLC dated April 3, 2013 was inadvertently left out of the filing and has been included in this amendment no. 1 to the Annual Report.

2.           In accordance with the staff's comments, please be advised that the Annual Report has been signed by Dino Paoulucci in both capacities as Chief Executive Officer and Chief Financial Officer. In accordance with the SEC's Division Compliance and Disclosure Interpretations, the Section 302 certification has been signed by Mr. Paolucci with both titles of Principal Executive Officer and Principal Financial Officer under his signature.

Securities and Exchange Commission
Page Two
August 16, 2013

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Novus Robotics Inc.

By:	/s/ Dino Paolucci
President//Chief Executive Officer